UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                       International Fast Food Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   45950Q 10 7
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                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                         SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 45950Q 10 7                                                 Page 2 of 5 Pages
---------------------------------------                   -----------------------------------------

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
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           (1) Mitchell Rubinson and (2) Edda Rubinson
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
                                                                                            (b)|_|
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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           PERSONAL FUNDS

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|



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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

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     Number of          7       SOLE VOTING POWER          (1)  150,000 SHARES OF COMMON STOCK
                                                           (2)  NONE
       Shares        ------------------------------------------------------------------------------
    Beneficially        8       SHARED VOTING POWER        30,409,211 SHARES OF COMMON STOCK
      Owned by       ------------------------------------------------------------------------------
        Each            9       SOLE DISPOSITIVE POWER     (1) 150,000 SHARES OF COMMON STOCK
     Reporting                                             (2) NONE
       Person        ------------------------------------------------------------------------------
        With           10       SHARED DISPOSITIVE POWER   30,409,211  SHARES OF COMMON STOCK
--------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (1) and (2):  27,738,569  SHARES OF COMMON STOCK

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|



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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.9 % of Common Stock Outstanding as of August 15, 1997

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14         TYPE OF REPORTING PERSON*

           INDIVIDUAL(s)

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                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP #45950Q 10 7


                                   ATTACHMENT
                                   ----------

ITEM 1.     SECURITY AND ISSUER

      This report relates to the Common Stock, $.01 par value, of International Fast Food Corporation (the "Company") whose principal office is located at 1000 Lincoln Road, Suite 200, Miami Beach, FL 33139.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Name:
            1.    Mitchell Rubinson

            2.    Edda Rubinson

      (b)   Business Address:
            1.    1000 Lincoln Road, Suite 200
                  Miami Beach, FL 33139

            2.    1000 Lincoln Road, Suite 200
                  Miami Beach, FL 33139

      (c)   Present Principal Occupation:
            1.   Chairman of the Board, CEO, and
                 President of the Company

            2.    Housewife

      (d)   Convictions:
            1.    None

            2.    None

      (e)   Suits and Proceedings:
            1.   None

            2.   None

      (f)   Citizenship:
            1.    U.S.A.

            2.    U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of the additional shares of Common Stock by Mitchell and Edda Rubinson was derived pursuant to a Merger Agreement (the "Merger Agreement") dated July 14, 1997, between the Company, IFFC Acquisition, Inc., a wholly owned subsidiary of the Company and Litigation Funding, Inc. ("Funding"). Pursuant to the Merger Agreement, Mitchell and Edda Rubinson have heretofore received 23,238,569 shares of the Company's Common Stock, such shares being subject to adjustment to reflect that number of shares equal to the value assigned to Funding divided by the book value per share of the Company's Common Stock as at June 30, 1997. The securities which are the subject of this Amendment No. 1 to Schedule 13D (2,670,642 shares) reflect such adjustment.

ITEM 4.     PURPOSE OF THE TRANSACTION

       The aforementioned securities were acquired for investment purposes only.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Mitchell and Edda Rubinson would be deemed to be the beneficial owner of 30,409,211 shares of Common Stock of the Company. Mitchell Rubinson is the sole beneficial owner of 150,000 of the securities as mentioned in Item 6 below. Edda Rubinson does not solely beneficially own any shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Mitchell Rubinson has an option to purchase 150,000 shares of Common Stock, that is exercisable immediately at a price of $.40 per share. In addition, 80,000 outstanding shares of Common Stock presently owned by Mitchell and Edda Rubinson are subject to an option granted to Whale Securities Co. to purchase such shares at any time until August 30, 1998 at a purchase price of $5.50 per share.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      1. Merger Agreement dated July 14, 1997.

                                    SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: August 18, 1997                      /s/ Mitchell Rubinson
                                          --------------------------------------
                                          Mitchell Rubinson


                                          /s/ Edda Rubinson
                                          --------------------------------------
                                          Edda Rubinson